UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For April 14, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

Suite 4700, TD Bank Tower

Toronto Dominion Centre

Toronto, Ontario M5K 1E6

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: April 14, 2008

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of the Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

April 4, 2008

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on April 4, 2008, a copy of which is attached.

4.                                      Summary of Material Change

Jubilant Organosys Ltd. (“Jubilant”) and DRAXIS announced that they have entered into an arrangement agreement whereby a wholly-owned subsidiary of Jubilant will acquire all the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement. The total value of this transaction is approximately US$255 million.

The purchase price represents a 22.4% premium over the closing price of DRAXIS’s shares on NASDAQ on April 3, 2008 and a 41.2% premium over the closing price of DRAXIS’s common shares on NASDAQ on March 13, 2008, the last trading day on NASDAQ prior to the request by securities regulators to explain increased trading in DRAXIS’s common stock on March 14, 2008.

5.                                      Full Description of Material Change

See press release attached.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

April 14, 2008